

December 19, 2011

<u>Via E-mail</u>
Mr. Todd Zelek
Chief Executive Officer and Director
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

>   **Re: Cavitation Technologies, Inc.**
>   **Amendment No. 1 to Form 10-K for the fiscal year ended June 30, 2010**
>   **Filed October 20, 2011**
>   **File No. 000-53239**

Dear Mr. Zelek:

We have reviewed your amended filing and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2010</u>

<u>Exhibits</u>

1. We partially reissue comment 13 of our letter dated October 22, 2010. We are unable to locate an exhibit relating to the short-term loan for $100,000 described on page 30 of the original 10-K filing. Furthermore, you do not appear to have filed an exhibit pursuant to Item 601(b)(21) despite your disclosure of a subsidiary. Finally, we note that you indicate you have filed Exhibit 10.17 with the 10-K/A, but it appears to be missing. Please confirm that you will file such agreements with your next Exchange Act report.

2. We reissue comment 29 of our letter dated April 2, 2010. We note that Exhibit 10.1 to the amended Form 10-Q for the quarterly period ended September 30, 2009 continues to

be missing exhibits C, D and E. We also note that you do not appear to have filed this exhibit with the 10-K/A or incorporated it by reference. Please confirm that you will file these materials with your next Exchange Act report.

3. We note that many exhibits are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please confirm that you will re-file such exhibits in the proper electronic format with your next Exchange Act report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director